Exhibit 99.2

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

 China Agriculture Bank Yuhang Branch Adopts
RiT Technologies’ Intelligent Infrastructure Management (IIM) Solution

Solution to Manage Extensive Copper and Fiber-Combined
Infrastructure within Yuhang Branch

Tel Aviv, Israel – January 27, 2014 – RiT Technologies Ltd. (NASDAQ CM: RITT) today announced that the Yuhang branch of China Agriculture Bank has deployed RiT’s field-proven Intelligent Infrastructure Management solution, EPV™ (Enterprise PatchView).

China Agriculture Bank is a pan-China financial institution with approximately 40 branches and 23,000 local offices. EPV will be utilized to manage the extensive copper and fiber-combined infrastructure within the Yuhang branch, which includes approximately 4,000 ports.

EPV is a “plug-and-play” IIM solution that is easy to deploy, with a web-based interface that does not require additional software or servers. EPV accurately maps network’s IT assets and immediate alerts to unplanned connectivity changes.

“We are pleased to achieve this key win,” commented Motti Hania, RiT’s President and CEO. “We believe this initial limited order sets the stage for RiT to secure additional branches within the China Agricultural Bank, further diversifying our footprint in the region and eventually leading to additional opportunities in China’s financial sector.”

Assaf Skolnik, RiT’s Vice President of Sales and Marketing, commented, “EPV’s superior tools for preventing downtime and security breaches were the key to this win, especially EPV’s comprehensive suite of features that alert customers to unplanned connectivity changes or forced access.  Security is of the utmost important to banking institutions and its customers.”

About EPV

EPV is a “plug-and-play” IIM solution with a web-based interface that does not require additional software or servers. EPV enables managers to control the connectivity of IT assets in the computer room and data center – anytime, anywhere.

EPV continuously collects connectivity data from patch panels and communications racks, updating the database with an accurate representation of the network, which can be retrieved through any device with an internet connection.

EPV provides real-time alerts and notifications that can be transmitted via email, reporting on implementation of planned changes and alerting to unplanned changes; helping prevent downtime and security breaches and enabling managers to accomplish more work with fewer network disruptions and human errors.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

EPV is fully scalable and suitable for a wide range of connectivity interfaces and panel sizes. EPV’s hardware component connects easily to the panels in the communications racks; and begins working immediately upon installation.

About RiT Technologies

RiT Technologies (NASDAQ: RITT) is a leading provider of IIM solutions and a developer of an innovative indoor optical wireless technology solution. Our IIM products provide and enhance security and network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. Our IIM solutions are deployed around the world, in a broad range of organizations, including data centers in the private sector, government agencies, financial institutions, airport authorities, healthcare and education institutions. Our Beamcaster product is the first of our indoor optical wireless technology solutions. It is designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way

For more information, please visit our website: www.rittech.com.

Forward-Looking Statements

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words "believe," "anticipate," "expect," "plan," "intend," "estimate", "forecast", "target", "could" and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading "Risk Factors" in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Elan Yaish, CFO
+972-77-270-7210
elan.yaish@rittech.com

or

KCSA Strategic Communication
Jeffrey Goldberger/Rob Fink
212-896-1249/212-896-1206
jgoldberger@kcsa.com / rfink@kcsa.com